Exhibit 99.1

September 24, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Changes in Holdings of Citycon Oyj.

The Company is also pleased to report the following changes in its holdings in Citycon Oyj. (“CTY”)1:

(1)	On September 21, 2015, the Company purchased 68,000 CTY shares on the Helsinki Stock Exchange at an average price of EUR 2.2546 per share for a total cost of approximately EUR 153,000.

(2)	On September 22, 2015, the Company purchased an additional 850,000 CTY shares on the Helsinki Stock Exchange at an average price of EUR 2.2441 for a total cost of approximately EUR 1,907,500.

As a result of the aforementioned acquisitions, the Company now holds 383,663,461 CTY shares that, to the best of its knowledge, comprise 43.11% of CTY’s share capital and voting rights (approximately 42.64% on a fully-diluted basis).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied

[1]	A company whose shares are traded on the Helsinki Stock Exchange in Finland.

by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.